UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

TESSCO Technologies Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872386107

(CUSIP Number)

Eric R. Smith

Gabriel M. Steele

Venable LLP

750 East Pratt Street, Suite 900, Baltimore, MD 21202 (410)244-7400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 23, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872386107	13D	Page 2 of 6 Pages
1	NAME OF REPORTING PERSONS Robert B. Barnhill, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,498,636
	8	SHARED VOTING POWER 124,750
	9	SOLE DISPOSITIVE POWER 1,498,636
	10	SHARED DISPOSITIVE POWER 124,750
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,623,386
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D/A

Explanatory Note

This Amendment No. 14 amends, supplements and to the extent inconsistent with, supersedes the Schedule 13D filed on February 15, 2007, as amended by Amendment No. 1 filed on February 18, 2009, Amendment No. 2 filed on February 24, 2012, Amendment No. 3 filed on August 26, 2016, Amendment No. 4 filed on March 20, 2020, Amendment No. 5 filed on July 22, 2020, Amendment No. 6 filed on August 3, 2020, Amendment No. 7 filed on September 25, 2020, Amendment No. 8 filed on October 20, 2020, Amendment No. 9 filed on October 30, 2020, Amendment No. 10 filed on November 6, 2020, Amendment No. 11 filed on November 17, 2020, Amendment No. 12 filed on December 4, 2020 and Amendment No. 13 filed on December 14, 2020 (as amended, the “Schedule 13D”) by Mr. Robert B. Barnhill, Jr. (the “Reporting Person”).

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby deleted in its entirety and substituted by the following:

(a) The name of the Reporting Person is Robert B. Barnhill, Jr.

(b) The Reporting Person’s business address is 24 Dockside Lane, # 262, Key Largo, Florida 33037.

(c) As of the 2021 Annual Meeting (as defined in Item 4), the Reporting Person is retired and a private investor.

(d) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

After founding Tessco in 1984 and serving as its President and Chief Executive Officer until 2017 and its Chairman of the Board until 2020, the Reporting Person will retire from the Board at the Issuer’s 2021 annual meeting of shareholders, scheduled for July 28, 2021 (the “2021 Annual Meeting”).

The Reporting Person has determined to withhold his support from the election of Sandip Mukerjee and Paul Gaffney as directors at the 2021 Annual Meeting. The decision by the Reporting Person to vote  “WITHHOLD AUTHORITY” with respect to Mr. Mukerjee and Mr. Gaffney is not the result of any agreement to act in concert with any other shareholders of the Issuer and should not be considered an endorsement of any other shareholder’s views or proposals regarding the Issuer.

The Reporting Person intends to continue to engage in discussions with the Issuer’s Board and management, the Issuer’s other shareholders, potential investors in the Issuer and/or other parties regarding, or take actions concerning, the Issuer’s business, operations, governance, management, strategy, capitalization and/or Board composition. These discussions and/or actions will relate to, and may result in, any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, including strategic transactions potentially impacting ownership and control of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby deleted in its entirety and substituted by the following:

The information set forth in rows 7 through 13 of the cover page to this Amendment No. 14 to Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 8,886,031 outstanding Shares as of June 2, 2021, as reported in the Issuer’s Annual Report on Form 10-K filed on June 11, 2021.

(a) The Reporting Person is the beneficial owner of 1,623,386 Shares, including 218,250 Shares owned by two limited liability companies beneficially owned by the Reporting Person’s children but of which the Reporting Person is the sole manager, 67,500 Shares held by the Reporting Person’s spouse, 26,500 Shares held by a private charitable foundation of which the Reporting Person and his spouse are the sole directors, and 30,750 shares held by a trust for the benefit of the Reporting Person’s child of which the Reporting Person is one of two trustees. A portion of the 1,280,386 Shares held by the Reporting Person have been transferred to a revocable trust created by the Reporting Person for estate planning purposes and of which the Reporting Person is the sole trustee.

(b)         (i) The Reporting Person has sole power to vote 1,498,636 Shares, including 218,250 Shares owned by two limited liability companies beneficially owned by the Reporting Person’s children but of which the Reporting Person is the sole manager.

(ii) The Reporting Person shares power to vote 124,750 Shares, including 67,500 Shares held by the Reporting Person’s spouse, 26,500 Shares held by a private charitable foundation of which the Reporting Person and his spouse are the sole directors, and 30,750 shares held by a trust for the benefit of the Reporting Person’s child of which the Reporting Person is one of two trustees.

(iii) The Reporting Person has sole power to dispose of 1,498,636 Shares, including 218,250 Shares owned by two limited liability companies beneficially owned by the Reporting Person’s children but of which the Reporting Person is the sole manager.

(iv) The Reporting Person shares power to dispose of 124,750 Shares, including 67,500 Shares held by the Reporting Person’s spouse, 26,500 Shares held by a private charitable foundation of which the Reporting Person and his spouse are the sole directors, and 30,750 shares held by a trust for the benefit of the Reporting Person’s child of which the Reporting Person is one of two trustees.

(c)  Not applicable.

(d) The charitable foundation has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of (the “Economic Rights”), the 26,500 Shares held by the charitable foundation. The Reporting Person’s spouse, in addition to the Reporting Person, has Economic Rights with respect to the 67,500 Shares held directly by the Reporting Person’s spouse. The Reporting Person’s children have Economic Rights with respect to the 218,250 Shares owned by the two limited liability companies and the 30,750 Shares owned by the trust.

(e) Not applicable.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: July 23, 2021

/s/ Robert B. Barnhill, Jr.